UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Conduit Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

20678X106

(CUSIP Number)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 20678X106

1	Names of Reporting Persons Nirland Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 6,520,311 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,520,311 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,520,311 (1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.8% (1)(3)
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 20678X106

1	Names of Reporting Persons Stockton Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 6,520,311 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,520,311 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,520,311 (1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.8% (1)(3)
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 20678X106

1	Names of Reporting Persons The Rowland Master Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 6,520,311 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,520,311 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,520,311 (1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.8% (1)(3)
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 20678X106

1	Names of Reporting Persons Dovet Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 6,520,311 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 6,520,311 (1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,520,311 (1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.8% (1)(3)
12	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 2,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Conduit Pharmaceuticals Inc., formerly Murphy Canyon Acquisition Corp. (the “Issuer”) sold pursuant to that certain Subscription Agreement, dated September 22, 2023, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2023 (the “Form 8-K”); (ii) 2,000,000 shares of Common Stock of the Issuer (the “Warrant Shares”), issuable upon exercise of that certain Common Stock Warrant, in substantially the form as the form of warrant filed as Exhibit 4.1 to the Form 8-K (the “Warrant”), issued by the Issuer in favor of Nirland Limited, a company registered in Guernsey with company number 58804 of The Old Stables Rue a L’Or, St Peter Port, GUERNSEY GY1 1QG (“Nirland Limited”), which may be exercised at any time beginning thirty (30) days after the completion of the initial business combination (the “Business Combination”); and (iii) 2,520,311 shares of Common Stock purchased by Nirland Limited from St George Street Capital Limited, a limited liability company incorporated under the laws of the United Kingdom, pursuant to that certain share purchase agreement, dated as of September 22, 2023 (the “St George Purchase Agreement”).

(2)	Nirland Limited is wholly owned by Stockton Limited, a company registered in Guernsey (“Stockton Limited”), which is wholly owned by The Rowland Master Trust, a Guernsey trust (“The Rowland Master Trust”). Dovet Limited, a company registered in Guernsey (“Dovet Limited”), is the sole trustee of The Rowland Master Trust. By virtue of these relationships, each of Stockton Limited, The Rowland Master Trust and Dovet Limited may be deemed to share beneficial ownership of the securities held of record by Nirland Limited.

(3)	Such percentage is based on an aggregate of 74,418,316 shares of Common Stock outstanding, which is calculated by adding (i) 72,418,316 shares of Common Stock issued and outstanding as of September 22, 2023, as reported in the Issuers Form 8-K filed with the SEC on September 29, 2023, and (ii) 2,000,000 Warrant Shares issuable upon exercise of the Warrant.

Item 1.

(a)	Name of Issuer: Conduit Pharmaceuticals Inc. (formerly Murphy Canyon Acquisition Corp.)

(b)	Address of Issuer’s Principal Executive Offices: 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123

Item 2.

(a)	Name of Person Filing:

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

●	Nirland Limited, a company registered in Guernsey;

●	Stockton Limited, a company registered in Guernsey;

●	The Rowland Master Trust, a Guernsey trust; and

●	Dovet Limited, a company registered in Guernsey.

Stockton Limited is the sole owner of Nirland Limited, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited. The Rowland Master Trust is the sole owner of Stockton Limited, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited. Dovet Limited is the sole trustee of The Rowland Master Trust, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 2, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of Principal Business Office or, if None, Residence: The address of the business office of each of the Reporting Persons is The Old Stables, Rue a l’Or, St Peter Port, GY1 1QG, Guernsey.

(c)	Citizenship: Each Reporting Person is registered in Guernsey.

(d)	Title and Class of Securities: Common stock, par value $0.0001 per share.

(e)	CUSIP No.: 20678X106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

(a)	Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023

NIRLAND LIMITED

By:	/s/ David Rowland
Name:	David Rowland
Title:	Director

STOCKTON LIMITED

By:	/s/ David Rowland
Name:	David Rowland
Title:	Director

THE ROWLAND MASTER TRUST

By:	Dovet Limited, its trustee

By:	/s/ Harley Rowland
Name:	Harley Rowland
Title:	Director

DOVET LIMITED

By:	/s/ Harley Rowland
Name:	Harley Rowland
Title:	Director